UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Unaudited condensed consolidated financial statements

as of and for the three and six months period ended June 30, 2017 and 2018

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2017 and June 30, 2018

(Reais and Dollars in thousands)

			December 31,		June 30,
Assets	Note		2017		2018			2018
			BRL		BRL			USD
Current assets:								Note 2.2
Cash and cash equivalents	9	R$	395,962		R$	75,281	US$	19,524
Restricted cash			19,397			21,636		5,611
Trade accounts receivables, net	10		113,168			102,699		26,635
Inventories, net	11		456,632			415,891		107,861
Recoverable taxes	12		80,047			69,894		18,127
Prepaid expenses and other current assets			48,352			50,078		12,988

Total current assets			1,113,558			735,479		190,746

Non-current assets:
Restricted cash			15,048			13,752		3,567
Judicial deposits	24		106,914			112,932		29,289
Recoverable taxes	12		70,765			70,721		18,341
Other assets			1,950			1,950		506
Due from related parties	23		12			9		2
Property and equipment, net	13		73,039			81,344		21,097
Intangible assets, net	14		115,839			125,392		32,520

Total non-current assets			383,567			406,100		105,322

Total assets		R$	1,497,125	R$		1,141,579	US$	296,068

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2017 and June 30, 2018

(Reais and Dollars in thousands)

			December 31,		June 30,
Liabilities and Shareholders’ Equity	Note		2017		2018		2018
			BRL		BRL		USD
Current liabilities:							Note 2.2
Trade accounts payable	15	R$	365,835	R$	230,567	US$	59,797
Reverse factoring	16		148,928		91,671		23,775
Current portion of long-term debt	18		106,577		110,428		28,639
Taxes and contributions payable			19,875		19,325		5,012
Deferred revenue	7		3,732		4,016		1,042
Accrued expenses	17		120,366		103,199		26,765
Other current liabilities			31,017		30,215		7,838

Total current liabilities			796,330		589,421		152,868

Non-current liabilities:
Long-term debt, net of current portion	18		179,394		128,692		33,376
Provision for labor, civil and tax risks	24		12,523		14,769		3,830
Deferred revenue	7		25,502		24,101		6,251
Other non-current liabilities			27		40		10

Total non-current liabilities			217,446		167,602		43,467

Total liabilities			1,013,776		757,023		196,335

Shareholders’ equity:
Share capital			244		244		63
Additional-paid in capital			1,345,507		1,348,201		349,655
Treasury shares			(1,533)		(1,533)		(398)
Accumulated other comprehensive loss			(13,664)		(14,954)		(3,878)
Accumulated losses			(847,125)		(947,195)		(245,655)

Equity attributable to owners of the parent			483,429		384,763		99,787

Equity attributable to non-controlling interests			(80)		(207)		(54)

Total shareholders’ equity			483,349		384,556		99,733
Total liabilities and shareholders’ equity		R$	1,497,125	R$	1,141,579	US$	296,068

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the six and three months ended in June 30, 2017 and 2018

(Reais and Dollars in thousands, except loss per share)

			For the six months ended in June 30,						For the three months ended in June 30,
	Note		2017		2018		Note		2017		2018		2018
			BRL		BRL		USD		BRL		BRL		USD
							Note 2.2						Note 2.2
Net sales	6	R$	857,559	R$	849,090		220,211	R$	461,331	R$	449,797	US$	116,655
Cost of sales	8a		(574,954)		(590,712)		(153,201)		(308,492)		(312,009)		(80,919)

Gross profit			282,605		258,378		67,010		152,839		137,788		35,736

Operating expenses:
Selling and marketing expenses	8b		(222,526)		(220,845)		(57,277)		(121,000)		(110,247)		(28,593)
General and administrative expenses	8c		(74,647)		(98,204)		(25,469)		(43,020)		(44,485)		(11,536)
Other operating expenses, net			(2,116)		(2,082)		(541)		(1,024)		(965)		(249)

Total operating expenses			(299,289)		(321,131)		(83,287)		(165,044)		(155,697)		(40,378)

Operating loss			(16,684)		(62,753)		(16,277)		(12,205)		(17,909)		(4,642)

Financial income	8d		15,195		7,519		1,951		10,166		2,935		761
Financial expenses	8d		(71,383)		(43,213)		(11,207)		(33,116)		(23,136)		(6,000)

Loss before income tax			(72,872)		(98,447)		(25,533)		(35,155)		(38,110)		(9,881)

Income tax expense			(2)		–		—		(2)		—		—

Net Loss		R$	(72,874)	R$	(98,447)		(25,533)	R$	(35,157)	R$	(38,110)	US$	(9,881)

Net loss attributable to:
Owners of the Parent		R$	(72,499)	R$	(98,216)		(25,473)	R$	(34,991)	R$	(37,997)	US$	(9,855)
Non-controlling interests			(375)		(231)		(60)		(166)		(113)		(29)
Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(3.09)	R$	(3.16)	US$	(0.82)	R$	(1.49)	R$	(1.22)	US$	(0.32)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

For the six and three months ended in June 30, 2017 and 2018

(Reais and Dollars in thousands)

		For the six months ended in June 30,						For the three months ended in June 30,
		2017		2018		2018		2017		2018		2018
						USD						USD
		BRL		BRL		Note 2.2		BRL		BRL		Note 2.2
Net Loss	R$	(72,874)	R$	(98,447)	US$	(25,533)	R$	(35,157)	R$	(38,110)	US$	(9,881)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		7,588		(1,186)		(308)		9,276		(737)		(191)
Cash flow hedges – effective portion of changes in fair value		348		—		—		775		—		—
Cash flow hedges – reclassified to initial cost of inventories		—		—		—		(214)		—		—
Cash flow hedges – reclassified to profit or loss		197		—		—		(114)		—		—

Other comprehensive income (loss)		8,133		(1,186)		(308)		9,723		(737)		(191)

Total comprehensive income (loss)		(64,741)		(99,633)		(25,841)		(25,434)		(38,847)		(10,072)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(64,398)	R$	(99,506)	US$	(25,808)	R$	(25,346)	R$	(38,852)	US$	(10,075)
Non-controlling interests		(343)		(127)		(33)		(88)		5		1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended in June 30, 2017 and 2018

(Reais and Dollars in thousands)

		For the six months ended in June 30,
		2017		2018		2018
		BRL		BRL		USD
Cash flows from operating activities:						Note 2.2
Net loss	R$	(72,874)	R$	(98,447)	US$	(25,533)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		6,262		3,852		999
Depreciation and amortization		15,663		34,009		8,820
Loss on disposal of property and equipment, and intangible assets		170		307		80
Share-based payment		(13,469)		2,145		556
Deferred taxes		2		—		—
Provision for labor, civil and tax risks		4,595		4,067		1,055
Interest expense, net		61,892		32,393		8,401
Provision for inventory losses		464		8,710		2,259
Other		179		3		1
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		3,089		(2,240)		(581)
Trade accounts receivable		84,879		4,799		1,245
Inventories		(40,822)		26,966		6,994
Recoverable taxes		(34,696)		7,804		2,024
Judicial deposits		(23,615)		(6,018)		(1,561)
Other assets		(11,832)		(1,562)		(405)
Increase (decrease) in:
Derivative financial instruments		(186)		—		—
Trade accounts payable		(52,674)		(131,475)		(34,098)
Reverse factoring		1,489		(57,258)		(14,850)
Taxes and contributions payable		212		416		108
Deferred revenue		(1,449)		(1,117)		(290)
Accrued expenses		(31,354)		(15,167)		(3,934)
Share-based payment		(2,141)		(431)		(112)
Other liabilities		(568)		(2,652)		(688)

Net cash provided by (used in) operating activities		(106,784)		(190,896)		(49,510)
Cash flows from investing activities:
Purchase of property and equipment		(4,487)		(14,313)		(3,712)
Purchase of intangible assets		(22,770)		(37,163)		(9,638)
Interest received on installment sales		197		1,121		291
Restricted cash		631		1,296		336

Net cash provided by (used in) investing activities		(26,429)		(49,059)		(12,723)
Cash flows from financing activities:
Proceeds from debt		123,936		18,654		4,838
Payments of debt		(52,973)		(66,886)		(17,347)
Payments of interest		(60,960)		(32,696)		(8,480)
Proceeds from issuance of common shares		424,533		—		—

Net cash provided by (used in) financing activities		434,536		(80,928)		(20,989)
Effect of exchange rate changes on cash and cash equivalents		7,322		202		52

Change in cash and cash equivalents		308,645		(320,681)		(83,170)
Cash and cash equivalents, beginning of period		111,304		395,962		102,694
Cash and cash equivalents, end of period		419,949		75,281		19,524
	R$	308,645	R$	(320,681)	US$	(83,170)
Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets (Note 17)	R$	1,241	R$	1,001	US$	260
Adjustment on initial application of IFRS 15 and IFRS 9		—		1,854		481
Deferred offering costs reclassified to equity		6,808		—		—
Convertible notes converted to common shares		94,151		—		—
Reclassification of share-based payment from Cash-settled arrangement to Equity-settled arrangement		13,706		—		—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended in June 30, 2017 and 2018

(Reais and Dollars in thousand)

		Equity Attributable to owners of the Parent
		Share Capital		Additional Paid-in Capital		Treasury Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total Equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balance, January 1, 2017	R$	141	R$	821,988	R$	(1,533)	R$	(677,379)	R$	(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025
Comprehensive Income (Loss)
Net loss		—		—		—		(72,499)		—		—		(72,499)		(375)		(72,874)
Other comprehensive income (loss)		—		—		—		—		7,556		545		8,101		32		8,133

Total comprehensive income (loss)		—		—		—		(72,499)		7,556		545		(64,398)		(343)		(64,741)

Issuance of common shares in initial public offering, net of offering costs		84		417,140		—		—		—		—		417,224		—		417,224
Conversion of convertible notes to common shares		19		94,132		—		—		—		—		94,151		—		94,151
Share-based payments		—		15,089		—		—		—		—		15,089		—		15,089

Balance, June 30, 2017	R$	244	R$	1,348,349	R$	(1,533)	R$	(749,878)	R$	(11,476)	R$	—	R$	585,706	R$	42	R$	585,748

Balance, January 1, 2018	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	—	R$	483,429	R$	(80)	R$	483,349
Adjustment on initial adoption of IFRS 15		—		—		—		(1,153)		—		—		(1,153)		—		(1,153)
Adjustment on initial adoption of IFRS 9								(701)						(701)		—		(701)
Adjusted balance, January 1, 2018		244		1,345,507		(1,533)		(848,979)		(13,664)		—		481,575		(80)		481,495
Comprehensive Income (Loss)
Net loss		—		—		—		(98,216)		—		—		(98,216)		(231)		(98,447)
Other comprehensive income (loss)		—		—		—		—		(1,290)		—		(1,290)		104		(1,186)

Total comprehensive income (loss)		—		—		—		(98,216)		(1,290)		—		(99,506)		(127)		(99,633)

Share-based payments		—		2,694		—		—		—		—		2,694		—		2,694

Balance, June 30, 2018	R$	244	R$	1,348,201	R$	(1,533)	R$	(947,195)	R$	(14,954)	R$	—	R$	384,763	R$	(207)	R$	384,556

The accompanying notes are an integral part of these unaudited condensed consolidated financial

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

1.	Organization and background

1.1	Nature of operations

Netshoes (Cayman) Limited (“NSC” or the “Parent”) was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), CDK Net Fund IC and HCFT Holdings.

The Company is a leading sports and lifestyle ecommerce destination in Latin America with operations in Brazil, Mexico and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion. The Company conducts its business mainly through its ecommerce websites (www.netshoes.com and www.zattini.com).

The Company’s shares are offered, sold and registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol “NETS” and its Initial Public Offering (IPO) was completed on April 18, 2017.

1.2	Split of shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company’s outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (see note 5).

2.	Summary of significant accounting policies

2.1.	Statement of compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2017 (“last annual financial statements”). These interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated financial statements as of and for the six months period ended June 30, 2018 were authorized for issuance by the Board of Directors on August 7, 2018.

2.2.	Basis of presentation

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico use their respective currencies as their functional currencies.

Translations of balances in the condensed consolidated statement of financial positions, condensed consolidated statement of profit or loss, condensed consolidated statement of comprehensive income (loss) and condensed consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$3.8558, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on June 30, 2018. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2018, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

This interim information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in financial statements for the year ended December 31, 2017 and must be analyzed jointly with the referred to financial statements.

The policy for recognizing and measuring income taxes in the interim period is described in Note 22.

2.3.	Use of judgments, estimates and assumptions

In preparing these condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2017.

2.4.	Fair value measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•	Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Note 20 includes accounting classification and fair value measurement of financial instruments.

2.5.	New accounting pronouncements

The Company applied as of January 1, 2018, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments). As required by IAS 34, the nature and effect of these changes are described below.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The standard requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the cumulative effect method of adoption. Accordingly, the effect of adoption has been recorded as an adjustment to equity.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(a)	Revenue from product sales

The Company’s contracts with customers for products sales generally includes a performance obligation. The Company has concluded that revenue from products sales should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as sales were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated below.

(i)	Variable consideration

Some contracts for product sales provide customers with a right of return. Prior to the adoption of IFRS 15, the Company recognized revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns. If revenue could not be reliably measured, the Company deferred revenue recognition until the uncertainty was resolved.

Under IFRS 15, rights of return give rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

Rights of return

For contracts that permit the customer to return an item, under IFRS 15 revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data.

The effect of adoption in January 1, 2018 resulted in the recognition of right of return assets (increase in inventories) of R$1,592 and refund liabilities (increase in other liabilities) of R$2,745. The net effect of R$1,153 was recorded in Accumulated losses.

(b)	Freight-related services

The Company’s contracts with customers for freight-related services is recognized once the service is rendered. The shipping fees are linked to the revenue from products sales. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as services were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated in topic (a).

(c)	Marketplace platform

The Company’s contracts with customers for Marketplace platform generates revenue in the form of a commission, when the third-party vendors sell the products on the Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues as an agent.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(d)	NCard

The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues when the customers activate the NCards.

(e)	Presentation and disclosure requirements

As required for the condensed consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Notes 4 and 6 for the disclosure on disaggregated revenue.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has applied IFRS 9 with the initial adoption date of January 1, 2018 and has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in Accumulated losses as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(a)	Classification and measurement of financial assets and liabilities

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. Therefore, the adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to classification and measurement of financial assets.

The following table compares the measurement and classification under IAS 39 and IFRS 9 for each class of financial assets.

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash, current and non-current portion	Loans and receivables	Amortized cost
Trade accounts receivables	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Judicial deposits	Loans and receivables	Amortized cost
Other assets, current and non-current portion	Loans and receivables	Amortized cost

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

(i)	Impairment

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. This new model requires the Company to record expected credit losses on trade accounts receivables, either on 12-month or lifetime basis.

The Company has assessed the application of IFRS 9 impairment model requirements and its assessment did not have a material impact on its opening balance at January 1, 2018 (except for trade receivables, described below).

Trade accounts receivables

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable. The Company already considered the exposure to credit risk over the impairment recognized under IAS 39.

Factors considered were:

•	Significant financial difficulty of the customer;

•	Payment default;

•	Exposure to expected losses;

•	High probability of customer bankruptcy;

•	Breach of contract, such as default or delinquency in interest or principal; and

•	Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status.

The application of IFRS 9’s impairment requirements at January 1, 2018 resulted in an additional allowance for doubtful accounts as follows.

		As at January 1, 2018
		Allowance for doubtful accounts (as previously disclosed)		Restated allowance for expected losses
		BRL		BRL
Not past due	R$	(8,199)	R$	(11,222)
Past due 1-30 days		(2,134)		(2,134)
Past due 31-90 days		(3,686)		(3,686)
Past due 91-120 days		(1,845)		(1,845)
Past due 120-180 days		(3,108)		(3,108)
Past due over 180 days		(1,899)		(1,899)

Total	R$	(20,871)	R$	(23,894)

Note 10 includes a table to summarize the effect of adoption of IFRS 9 on new allowance for doubtful accounts.

(b)	Hedge accounting

The Company´s assessment did not indicate any impact on the application of IFRS 9 for hedge accounting, because no hedge transactions existed as of December 31, 2017 and no hedge transactions were entered into in the first semester of 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

Other Clarifications, amendments and interpretations

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the condensed consolidated financial statements of the Company. Also, the Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective, including the IFRS 16 – Leases, which the Company is currently evaluating the effect of adopting the standard and the impact it may have on its consolidated financial statements.

3.	Seasonality

Like most retail businesses, the Company experiences seasonal fluctuations in its net sales and operating results. Historically, the Company has generated higher net sales in the fourth quarter, which includes Black November period (commercial holiday introduced in 2010 by Brazilian e-commerce websites which is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil, Argentina and Mexico while the first quarter of the year is our slowest period, as the months of January and February correspond to vacation time in Brazil and Argentina.

The amount of cash flows and working capital we require to support our operations fluctuate throughout the year, primarily driven by the seasonality of our business. Typically, we have higher generation of cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in this period, which includes the Black November period and the holiday season. Conversely, our cash flow requirements increase during the first quarter of the year, as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volumes that typically follows such season.

4.	Segment information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments: Brazil and International.

•

Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br and Zattini.com.br and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico.

The items not allocated directly to the reportable segments are disclosed as corporate and others. Corporate and others comprises operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and International were each independent reportable segments.

The Company has aggregated Mexico and Argentina geographic divisions into one reportable segment, International. Mexico and Argentina share similar characteristics as an operating segment, including, but not limited to the same degree of risk, same opportunities for growth and similar products and service offerings to local customers.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

		Brazil						International						Corporate and others						Total
		Three months ended in June 30,						Three months ended in June 30,						Three months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	407,522	R$	400,449	US$	103,857	R$	53,809	R$	49,348	US$	12,798	R$	—	R$	—	US$	—	R$	461,331	R$	449,797	US$	116,655
Cost of sales		(264,687)		(274,003)		(71,062)		(43,805)		(38,006)		(9,857)		—		—		—		(308,492)		(312,009)		(80,919)

Segment gross profit		142,835		126,446		32,795		10,004		11,342		2,941		—		—		—		152,839		137,788		35,736
Salaries and employees’ benefits		(39,964)		(42,323)		(10,976)		(7,570)		(6,415)		(1,664)		(406)		(248)		(65)		(47,940)		(48,986)		(12,705)
Marketing expenses		(47,307)		(44,407)		(11,517)		(8,014)		(6,105)		(1,583)		(78)		(269)		(70)		(55,399)		(50,781)		(13,170)
Operating lease		(6,340)		(6,671)		(1,730)		(1,062)		(1,109)		(287)		—		—		—		(7,402)		(7,780)		(2,017)
Credit card fees		(7,395)		(7,196)		(1,866)		(1,679)		(1,425)		(371)		—		—		—		(9,074)		(8,621)		(2,237)
Information technology services		(8,017)		(4,752)		(1,232)		(275)		(230)		(60)		(1,297)		—		—		(9,589)		(4,982)		(1,292)
Amortization and depreciation		(6,448)		(10,006)		(2,595)		(258)		(188)		(49)		(866)		(7,927)		(2,056)		(7,572)		(18,121)		(4,700)
Consulting		(2,588)		(2,468)		(640)		(357)		(317)		(82)		(1,103)		(541)		(139)		(4,048)		(3,326)		(861)
Allowance for doubtful accounts		(1,701)		984		255		—		(155)		(40)		—		—		—		(1,701)		829		215
Sales commissions and royalties		(3,243)		(4,150)		(1,076)		(251)		(347)		(90)		—		—		—		(3,494)		(4,497)		(1,166)
Facilities expenses		(4,047)		(3,597)		(933)		(347)		(306)		(79)		(277)		—		—		(4,671)		(3,903)		(1,012)
Other selling, general and administrative expenses		(11,411)		(2,911)		(755)		(1,718)		(1,286)		(334)		(1)		(367)		(95)		(13,130)		(4,564)		(1,184)
Other operating (expense) income, net		(1,014)		(966)		(249)		(4)		1		—		(6)		—		—		(1,024)		(965)		(249)

Total operating expenses		(139,475)		(128,463)		(33,314)		(21,535)		(17,882)		(4,639)		(4,034)		(9,352)		(2,425)		(165,044)		(155,697)		(40,378)
Financial income		9,812		2,622		680		296		261		68		58		52		13		10,166		2,935		761
Financial expenses		(29,280)		(18,900)		(4,902)		(3,317)		(4,231)		(1,097)		(519)		(5)		(1)		(33,116)		(23,136)		(6,000)

Loss before income tax		(16,108)		(18,295)		(4,741)		(14,552)		(10,510)		(2,727)		(4,495)		(9,305)		(2,413)		(35,155)		(38,110)		(9,881)
Income tax expense		—		—		—		(2)		—		—		—		—		—		(2)		—		—

Net loss	R$	(16,108)	R$	(18,295)	US$	(4,741)	R$	(14,554)	R$	(10,510)	US$	(2,727)	R$	(4,495)	R$	(9,305)	US$	(2,413)	R$	(35,157)	R$	(38,110)	US$	(9,881)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		Brazil						International						Corporate and others						Total
		Six months ended in June 30,						Six months ended in June 30,						Six months ended in June 30,						Six months ended in June 30,
		2017		2018		2018		2017		2018		2018		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	763,034	R$	760,801	US$	197,313	R$	94,525	R$	88,289	US$	22,898	R$	—	R$	—	US$	—	R$	857,559	R$	849,090	US$	220,211
Cost of sales		(498,445)		(522,807)		(135,590)		(76,509)		(67,905)		(17,611)		—		—		—		(574,954)		(590,712)		(153,201)

Segment gross profit		264,589		237,994		61,723		18,016		20,384		5,287		—		—		—		282,605		258,378		67,010
Salaries and employees’ benefits		(75,047)		(91,947)		(23,846)		(13,635)		(12,593)		(3,266)		(685)		(689)		(179)		(89,367)		(105,229)		(27,291)
Marketing expenses		(76,523)		(82,439)		(21,381)		(14,006)		(11,450)		(2,970)		(157)		(487)		(126)		(90,686)		(94,376)		(24,477)
Operating lease		(12,434)		(13,534)		(3,510)		(1,961)		(2,251)		(583)		—		—		—		(14,395)		(15,785)		(4,093)
Credit card fees		(13,745)		(13,663)		(3,543)		(3,028)		(2,557)		(663)		—		—		—		(16,773)		(16,220)		(4,206)
Information technology services		(16,581)		(13,377)		(3,469)		(558)		(473)		(124)		(2,520)		(1,836)		(476)		(19,659)		(15,686)		(4,069)
Amortization and depreciation		(13,692)		(19,025)		(4,934)		(510)		(401)		(104)		(1,461)		(14,583)		(3,782)		(15,663)		(34,009)		(8,820)
Consulting		(4,855)		(4,331)		(1,123)		(675)		(612)		(159)		(1,294)		(1,326)		(344)		(6,824)		(6,269)		(1,626)
Allowance for doubtful accounts		(6,262)		(3,697)		(959)		—		(155)		(40)		—		—		—		(6,262)		(3,852)		(999)
Sales commissions and royalties		(5,783)		(8,062)		(2,091)		(417)		(622)		(161)		—		—		—		(6,200)		(8,684)		(2,252)
Facilities expenses		(7,275)		(7,056)		(1,830)		(698)		(600)		(156)		(277)		—		—		(8,250)		(7,656)		(1,986)
Other selling, general and administrative expenses		(20,181)		(8,080)		(2,096)		(2,912)		(2,527)		(655)		(1)		(676)		(176)		(23,094)		(11,283)		(2,927)
Other operating (expense) income, net		(2,058)		(2,073)		(538)		(8)		(2)		(1)		(50)		(7)		(2)		(2,116)		(2,082)		(541)

Total operating expenses		(254,436)		(267,284)		(69,320)		(38,408)		(34,243)		(8,882)		(6,445)		(19,604)		(5,085)		(299,289)		(321,131)		(83,287)
Financial income		13,768		6,738		1,747		639		721		188		788		60		16		15,195		7,519		1,951
Financial expenses		(63,499)		(36,205)		(9,390)		(5,814)		(6,995)		(1,814)		(2,070)		(13)		(3)		(71,383)		(43,213)		(11,207)

Loss before income tax		(39,578)		(58,757)		(15,240)		(25,567)		(20,133)		(5,221)		(7,727)		(19,557)		(5,072)		(72,872)		(98,447)		(25,533)

Income tax expense		—		—		—		(2)		—		—		—		—		—		(2)		—		—

Net loss	R$	(39,578)	R$	(58,757)	US$	(15,240)	R$	(25,569)	R$	(20,133)	US$	(5,221)	R$	(7,727)	R$	(19,557)	US$	(5,072)	R$	(72,874)	R$	(98,447)	US$	(25,533)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of net sales below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales.

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Sports (1)	R$	735,260	R$	689,466	US$	178,813	R$	384,488	R$	354,617	US$	91,970
Fashion (1)		110,030		136,095		35,296		69,170		83,187		21,575
Market Place		12,269		23,529		6,102		7,673		11,993		3,110

Total net sales	R$	857,559	R$	849,090	US$	220,211	R$	461,331	R$	449,797	US$	116,655

(1)	Freight services were allocated to the product revenues that they are related to.

Net sales generated from our international segment are denominated in local functional currencies. Revenues are translated at average rates prevailing throughout the period.

Net sales attributable to geographical areas are as follows:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Brazil	R$	763,034	R$	760,801	US$	197,313	R$	407,522	R$	400,449	US$	103,857
Argentina		68,442		59,657		15,472		38,407		32,946		8,544
Mexico		26,083		28,632		7,426		15,402		16,402		4,254

Total net sales	R$	857,559	R$	849,090	US$	220,211	R$	461,331	R$	449,797	US$	116,655

Property and equipment, and intangible assets by geography are as follows:

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,350	R$	78,184	US$	20,277
Argentina		2,574		1,988		516
Mexico		1,115		1,172		304

Total property and equipment, net	R$	73,039	R$	81,344	US$	21,097
Intangible assets, net
Brazil	R$	95,684	R$	114,365	US$	29,660
Argentina		11		33		9
Mexico		41		41		11
Cayman		20,103		10,953		2,840

Total intangible assets, net		115,839		125,392		32,520

Total	R$	188,878	R$	206,736	US$	53,617

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

5.	Earnings (Loss) per share (“EPS”)

The Company computes basic loss per share by dividing net loss attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

Earnings per share data for both periods presented has been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.2).

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the three and six months ended June 30, 2017 and 2018:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent	R$	(72,499)	R$	(98,216)	US$	(25,473)	R$	(34,991)	R$	(37,997)	US$	(9,855)

Denominator
Weighted average number of outstanding shares of common stock		23,435,524		31,053,166		31,053,166		23,435,524		31,053,166		31,053,166
Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(3.09)	R$	(3.16)	US$	(0.82)	R$	(1.49)	R$	(1.22)	US$	(0.32)

(1)

When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6.	Net sales

Details of net sales for the three and six months ended June 30, 2017 and 2018 were as follows:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Product sales—B2C	R$	796,718	R$	791,089	US$	205,169	R$	429,964	R$	422,968	US$	109,698
Product sales—B2B		24,960		7,366		1,910		9,295		1,138		295
Other revenues—Freight related services		23,571		25,985		6,739		14,357		12,952		3,359
Other revenues—Marketplace		12,269		23,529		6,102		7,674		11,993		3,110
Other revenues—Ncard		41		1,121		291		41		746		193

Total net sales	R$	857,559	R$	849,090	US$	220,211	R$	461,331	R$	449,797	US$	116,655

The Company has established distribution centers in the Brazilian states of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rates of a range from 0.5% to 1.0% during the three and six months ended June 30, 2017 and 2018, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during the three and six months ended June 30, 2017 and 2018.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 8 (a) of these financial statements presents the impact on cost of sales.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

For the three and six months ended June 30, 2017 and 2018, the total amounts of tax incentives recorded in net sales are as follows:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
State of Pernambuco	R$	32,259	R$	22,007	US$	5,708	R$	15,058	R$	11,132	US$	2,887
State of Minas Gerais		64,058		62,114		16,109		35,310		33,579		8,709

Total tax incentives—Net sale	R$	96,317	R$	84,121	US$	21,817	R$	50,368	R$	44,711	US$	11,596

7.	Deferred revenue

Deferred revenue from exclusive use of the Company’s customer database is recognized as Other operating (expense) income, net in the consolidated statements of profit or loss using the straight-line method, over the period of the contract (10 years). In the three months ended June 30, 2017 and 2018 the amount of R$375 and R$375 (US$97), respectively, and in the six months ended June 30, 2017 and 2018 the amount of R$750 and R$750 (US$195), respectively, were recorded in Other operating income.

Deferred revenue from credit card activation is recognized as Other revenues – NCard within Net sales (see note 6), in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers.

8.	Expenses

(a)	Costs of sales

The following is the breakdown of cost of sales for the six and three months ended June 30, 2017 and 2018, respectively:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Cost of product sales	R$	504,983	R$	519,570	US$	134,751	R$	271,768	R$	274,916	US$	71,300
Shipping costs		67,830		69,131		17,929		36,294		35,421		9,186
Others		2,141		2,011		521		430		1,673		434

Total cost of sales	R$	574,954	R$	590,712	US$	153,201	R$	308,492	R$	312,010	US$	80,920

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the three and six months ended June 30, 2017 and 2018, the total amounts of non-recoverable ICMS are as follows:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
State of Pernambuco	R$	10,626	R$	9,021	US$	2,340	R$	5,900	R$	5,220	US$	1,354
State of Minas Gerais		32,555		36,634		9,501		16,736		19,358		5,020

Non-recoverable ICMS	R$	43,181	R$	45,655	US$	11,841	R$	22,636	R$	24,578	US$	6,374

The impact of tax incentives net of non-recoverable ICMS for the three months ended June 30, 2017 and 2018 is R$27,732 and R$20,133 (US$5,222), respectively, and for the six months ended June 30, 2017 and 2018 is R$53,136 and R$38,466 (US$9,976), respectively.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

During the first semester of 2017, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits amounting to R$10,118 (US$2,624), as a reduction of the cost of product sales.

(b)	Selling and marketing expenses

The following is the breakdown of selling and marketing expenses for the three and six months ended June 30, 2017 and 2018, respectively:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Salaries and employees’ benefits	R$	66,609	R$	68,482	US$	17,761	R$	32,470	R$	33,182	US$	8,606
Marketing expenses		90,686		94,376		24,476		55,399		50,781		13,170
Operating lease		10,102		11,114		2,882		5,196		5,569		1,444
Credit card fees		16,773		16,220		4,206		9,074		8,621		2,237
Information technology services		716		592		155		356		297		77
Amortization and depreciation		1,987		3,453		895		1,162		1,745		453
Consulting		608		214		55		263		112		29
Allowance for doubtful accounts		6,262		3,852		999		1,701		(829)		(215)
Sales commissions and royalties		6,200		8,684		2,252		3,494		4,497		1,166
Facilities expenses		6,475		5,855		1,519		3,625		2,872		745
Others		16,108		8,003		2,077		8,260		3,400		881

Total selling and marketing expenses	R$	222,526	R$	220,845	US$	57,277	R$	121,000	R$	110,247	US$	28,593

(c)	General and administrative expenses

The following is the breakdown of general and administrative expenses for the three and six months ended June 30, 2017 and 2018, respectively:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Salaries and employees’ benefits	R$	22,758	R$	36,747	US$	9,530	R$	15,470	R$	15,804	US$	4,099
Operating lease		4,293		4,671		1,211		2,206		2,211		573
Information technology services		18,943		15,094		3,915		9,233		4,685		1,215
Amortization and depreciation		13,676		30,556		7,925		6,410		16,376		4,247
Consulting		6,216		6,055		1,570		3,785		3,214		834
Facilities expenses		1,775		1,801		467		1,046		1,031		267
Others		6,986		3,280		851		4,870		1,165		301

Total general and administrative expenses	R$	74,647	R$	98,204	US$	25,469	R$	43,020	R$	44,486	US$	11,536

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(d)	Financial income (expenses)

The following is the breakdown of financial income and expenses of the Company for three and six months ended June 30, 2017 and 2018, respectively:

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Interest income	R$	13,285	R$	5,074	US$	1,316	R$	9,482	R$	2,070	US$	537
Foreign exchange gain		727		1,034		268		290		463		120
Imputed interest on installment sales		380		1,232		320		334		271		70
Derivative financial instruments gain		764		—		—		33		—		—
Other		39		179		47		27		131		34

Total financial income	R$	15,195	R$	7,519	US$	1,951	R$	10,166	R$	2,935	US$	761

		Six months ended in June 30,						Three months ended in June 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Interest expense	R$	37,958	R$	17,391	US$	4,510	R$	18,224	R$	9,422	US$	2,444
Imputed interest on credit purchases		25,639		15,379		3,989		9,576		6,710		1,740
Bank charges		4,034		2,274		590		2,463		1,080		280
Foreign exchange loss		1,839		4,986		1,293		1,839		4,555		1,181
Debt issuance costs		1,462		1,123		291		698		597		155
Other		451		2,060		534		316		772		200

Total financial expense	R$	71,383	R$	43,213	US$	11,207	R$	33,116	R$	23,136	US$	6,000

9.	Cash and cash equivalents

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Cash and bank balances	R$	17,801	R$	16,452	US$	4,267
Cash equivalents		378,161		58,829		15,257

Total cash and cash equivalents	R$	395,962	R$	75,281	US$	19,524

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) and investment funds, issued by Brazilian financial institutions, with original maturities of 90 days or less that accrue at an average interest rate of 87.24% of CDI (Interbank Deposit Certificate rate).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

10.	Trade accounts receivable, net

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Trade accounts receivables	R$	134,039	R$	118,232	US$	30,663
Allowance for doubtful accounts		(20,871)		(15,533)		(4,028)

Total trade accounts receivables, net	R$	113,168	R$	102,699	US$	26,635

The changes in the allowance for doubtful accounts receivable for the six months period ended June 30, 2017 and 2018 are as follows:

	June 30,
		2017		2018		2018
		BRL		BRL		USD
Balance at January 1	R$	(1,722)	R$	(20,871)	US$	(5,413)
Additions		(6,262)		(3,852)		(999)
Adjustment from adoption of IFRS 9 (a)		—		(2,322)		(602)
Adjustment from adoption of IFRS 9 (b)		—		(701)		(182)
Write-offs		7		12,213		3,168

Balance at June 30	R$	(7,977)	R$	(15,533)	US$	(4,028)

a)	Impact of adopting IFRS9 on opening balance, related to reclassification from accounts receivables (“gross”) to allowance for doubtful accounts at January 1, 2018 as disclosed in Note 2.5.
b)	Impact of adopting IFRS9 on opening balance, recognized in Accumulated losses as at January 1, 2018 as disclosed in Note 2.5.

Information about the Company’s exposure to credit and other market risks is included in Note 20.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

11.	Inventories, net

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Finished goods for resale	R$	466,486	R$	432,932	US$	112,280
Right to recover returned goods		—		1,591		413
Allowance for slow moving and others		(9,854)		(18,632)		(4,832)

Total inventories, net	R$	456,632	R$	415,891	US$	107,861

Due to obsolescence, damaged and slow-moving items, the Company recognized losses on the related inventories to their net realizable value, which resulted in a (reversal)/loss of R$(227) and R$4,547 (US$1,179) for three months ended June 30, 2017 and 2018, respectively, and a loss of R$495 and R$8,778 (US$2,277) for the six months ended June 30, 2017 and 2018, respectively.

12.	Recoverable taxes

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	107,965	R$	109,223	US$	28,327
VAT Taxes International		16,261		15,973		4,143
Taxes other than income tax (PIS and COFINS)		14,829		6,785		1,760
Withholding income taxes		4,467		4,805		1,246
Others		7,290		3,829		992

Total recoverable taxes	R$	150,812	R$	140,615	US$	36,468

Current		80,047		69,894		18,127
Non-Current		70,765		70,721		18,341

13.	Property and equipment, net

The gross amount of property and equipment was R$122,382 at December 31, 2017 and increased to R$136,094 (US$35,296) at June 30, 2018. During the six months ended June 30, 2017 and 2018, the Company acquired property and equipment with a cost of R$4,487 and R$15,187 (US$3,939), respectively. During the six months ended June 30, 2017 and 2018, the Company disposed of property and equipment with a carrying amount of R$209 and R$829 (US$215), respectively.

During the three months ended June 30, 2017 and 2018 a loss on disposal of R$149 and R$31 (US$8) has occurred, respectively, and during the six months ended June 30, 2017 and 2018 R$170 and R$290 (US$75), respectively, which was included in Other operating expense in the condensed consolidated statements of profit or loss.

14.	Intangible assets, net

The gross amount of intangible assets was R$188,254 at December 31, 2017 and increased to R$208,270 (US$54,015) at June 30, 2018. During the six months ended June 30, 2017 and 2018, the Company acquired and developed intangible assets with a cost of R$23,269 and R$35,463 (US$9,197), respectively. The increase is mainly in connection with software acquired and software in development related to website platform and license software.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

15.	Trade accounts payable

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Trade accounts payable—domestic	R$	339,634	R$	212,962	US$	55,231
Trade accounts payable—foreign		26,201		17,605		4,566

Total trade accounts payable	R$	365,835	R$	230,567	US$	59,797

Information about the Company’s exposure to currency and liquidity risks is included in Note 20.

16.	Reverse factoring

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Trade accounts payable	R$	126,755	R$	83,668	US$	21,700
Other liabilities		22,173		8,003		2,075

Total reverse factoring	R$	148,928	R$	91,671	US$	23,775

The Company has entered into supply chain finance transactions with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories and services.

17.	Accrued expenses

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Selling and marketing services	R$	76,228	R$	64,409	US$	16,704
Provision for sales with a right of return		—		2,267		588
Freight		11,087		10,020		2,599
Gift card		7,191		6,667		1,729
Information technology		3,460		4,265		1,106
Acquisition of fixed assets and intangible		1,710		1,001		260
Rentals		2,987		2,478		643
Services		4,047		3,170		822
Employees benefits		3,566		1,237		321
Other		10,090		7,685		1,993

Total accrued expenses	R$	120,366	R$	103,199	US$	26,765

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

18.	Debt

During the six months ended June 30, 2017 and 2018, the Company repaid R$52,973 and R$66,886 (US$17,347) of secured borrowings, nonconvertible loans and bank loans, respectively. The weighted average interest rate for debt was 14.27% and 9.53% for the six months ended June 30, 2017 and 2018, respectively.

As a consequence of obtaining secured borrowings for working capital purposes the subsidiary NS2.Com Internet S.A. assumed the covenant of maintaining the ratio between financial debt and accounts receivable from credit card operators lower or equal to 3 (three).

The Company was in compliance as of June 30, 2018, with the financial covenant described above, as demonstrated below:

	December 31, 2017	June 30, 2018
	BRL	BRL
Credit card operations—Gross (a)	114,218	104,579
Long-term debt	285,971	239,120
Coefficient ratio (lower or equal to 3)	2.50	2.29

(a)

For covenants calculation purposes, the numerator used to calculate the ratio (credit card gross) represents the balance receivable from credit card operators considering the face value of the corresponding sales invoices (i.e. including interest over installment sales).

The secured borrowings and debentures contain certain affirmative financial covenants for which the Company was in compliance as of June 30, 2018.

The carrying value of the Company’s outstanding debt consists of the following:

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Secured borrowings	R$	199,320	R$	164,448	US$	42,650
Nonconvertible notes—Debentures		84,202		65,492		16,984
Bank loans		2,449		9,180		2,381

Total long-term debt		285,971		239,120		62,015
Current portion of long-term debt		106,577		110,428		28,639

Long-term debt, net of current portion	R$	179,394	R$	128,692	US$	33,376

19.	Derivative financial instruments

The Company recognized a derivative, not designated as hedge accounting, gain of R$33 and R$0 (US$0) as financial income for the three months ended June 30, 2017 and 2018, respectively, and a derivative gain of R$ 764 and R$0 (US$0) as financial income for the six months ended June 30, 2017 and 2018, respectively, in the condensed consolidated statements of profit or loss. The objective of these derivatives was to manage foreign exchange risks.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

20.	Financial instruments—Fair value and risk management

(a)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

			As at December 31, 2017
			Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Total
			BRL	BRL	BRL	BRL
Cash and cash equivalents	9		—	395,962	—	395,962
Restricted cash, current and non-current portion			—	34,445	—	34,445
Trade accounts receivables	10		—	113,168	—	113,168
Due from related parties	23		—	12	—	12
Judicial deposits	24		—	106,914	—	106,914
Other assets, current and non-current portion				22,246	—	22,246
Trade accounts payable	15		—	—	(365,835)	(365,835)
Reverse factoring	16		—	—	(148,928)	(148,928)
Long-term debt	18		—	—	(285,971)	(285,971)
Accrued expenses	17		—	—	(120,366)	(120,366)
Other current liabilities			—	—	(31,044)	(31,044)

Total		R$	—	672,747	(952,144)	(279,397)

			As at June 30, 2018
			Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Total		Total
			BRL	BRL	BRL	BRL		USD
Cash and cash equivalents	9	R$	—	75,281	—	75,281	US$	19,524
Restricted cash, current and non-current portion			—	35,388	—	35,388		9,178
Trade accounts receivables	10		—	102,699	—	102,699		26,635
Due from related parties	23		—	9	—	9		2
Judicial deposits	24		—	112,932	—	112,932		29,289
Other assets, current and non-current portion				26,328		26,328		6,828
Trade accounts payable	15		—	—	(230,567)	(230,567)		(59,797)
Reverse factoring	16		—	—	(91,671)	(91,671)		(23,775)
Long-term debt	18		—	—	(239,120)	(239,120)		(62,015)
Accrued expenses	17		—	—	(103,199)	(103,199)		(26,765)
Other current liabilities			—	—	(30,215)	(30,215)		(7,836)

Total		R$	—	352,637	(694,772)	(342,135)	US$	(88,732)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(b)	Measurement of fair values

The Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, trade accounts payable and other liabilities, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The fair value estimate of debentures is based on the current rates offered to the Company for debentures of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of the debentures has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of the debentures at December 31, 2017 and June 30, 2018 closely approximated the fair value at December 31, 2017 and June 30, 2018, respectively.

During the year ended December 31, 2017 and six month ended June 30, 2018, there were no transfers between Level 1, 2 and 3 of fair value measurements.

(c)	Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company’s executive officers, which in turn is under the oversight of the Company’s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•	credit risk (see (i));

•	liquidity risk (see (ii)); and

•	market risk (see (iii)).

i.	Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade Accounts Receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2017 and June 30, 2018, respectively.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

At December 31, 2017 and June 30, 2018, respectively, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Credit card operations	R$	87,983	R$	79,247	US$	20,552
B2B customers		46,056		38,985		10,111

Total trade accounts receivable	R$	134,039	R$	118,232	US$	30,663
Allowance for doubtful accounts		(20,871)		(15,533)		(4,028)

Trade accounts receivable, net	R$	113,168	R$	102,699	US$	26,635

At December 31, 2017 and June 30, 2018, respectively, the aging of trade accounts receivable was as follows:

		December 31, 2017
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net
		BRL		BRL		BRL
Not past due	R$	109,135	R$	(8,199)	R$	100,936
Past due 1-30 days		5,449		(2,134)		3,315
Past due 31-90 days		5,304		(3,686)		1,618
Past due 91-120 days		3,551		(1,845)		1,706
Past due 120-180 days		4,278		(3,108)		1,170
Past due over 180 days		6,322		(1,899)		4,423

Total	R$	134,039	R$	(20,871)	R$	113,168

		June 30, 2018
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net		Trade accounts receivable, net
		BRL		BRL		BRL		USD
Not past due	R$	95,033	R$	(1,782)	R$	93,251	US$	24,185
Past due 1-30 days		5,565		(1,627)		3,938		1,021
Past due 31-90 days		6,181		(2,520)		3,661		949
Past due 91-120 days		2,588		(1,094)		1,494		387
Past due 120-180 days		3,469		(3,219)		250		65
Past due over 180 days		5,396		(5,292)		104		27

Total	R$	118,232	R$	(15,534)	R$	102,698	US$	26,634

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

Cash and cash equivalents

The Company held cash and cash equivalents of R$395,962 and R$75,281 (US$19,524) at December 31, 2017 and June 30, 2018, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB-, based on Standard & Poor’s credit rating for local currency credit issuers.

ii.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities as of June 30, 2018. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of June 30, 2018.

		As at June 30, 2018
		Carrying amount		Carrying amount		Contractuall cash flows
						Within 1 year		1—3 years	3—5 years		More than 5 years
		BRL		USD		BRL		BRL	BRL		BRL
Financial liabilities:
Long-term debt	R$	239,120	US$	62,016	R$	158,795	R$	140,159	7,120	R$	7,806
Trade accounts payable		230,567		59,797		232,712		—	—		—
Reverse factoring		91,671		23,775		92,645		—	—		—
Taxes and contributions payable		19,325		5,012		19,325		—	—		—
Accrued expenses		103,199		26,765		103,199		—	—		—
Other current liabilities		30,215		7,836		30,215		—	—		—
Provision for labor, civil and tax risks		14,769		3,830		—		—	—		14,769
Other non-current liabilities		40		10		—		—	—		40

	R$	728,906	US$	189,041	R$	636,891	R$	140,159	7,120	R$	22,615

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2017 and June 30, 2018:

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Unrestricted cash and cash equivalents	R$	395,962	R$	75,281	US$	19,524
Undrawn credit facility		347		355		92
Available liquidity	R$	396,309	R$	75,636	US$	19,616

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

In recent years, the Company has financed its operations in large part with cash flows from operating activities, bank financing and cash proceeds from issuances of common shares. The Company has taken a number of measures designed to improve liquidity, including: (i) reducing the number of monthly credit card installments from customers, (ii) renegotiating payment terms with suppliers, (iii) entering into sales of receivables with financial institutions, whereby the Company transfers its rights to receive cash flows from a portion of trade accounts receivable, limited to the amount given as securities for borrowing and debentures, (iv) entering into reverse factoring of trade accounts payable with financial institutions, whereby they commit to pay suppliers at an accelerated rate in exchange for a trade discount, (v) raise capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million. These measures are enabling the Company to secure liquidity to maintain its operations.

iii.	Market risk

(a)	Foreign currency exchange risk

The Company’s net sales are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

June 30, 2018
USD
Trade accounts payable	4,566
Accrued expenses	1,144

Net statement of financial position exposure	5,710

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

	Profit or loss
As at June 30, 2018	Strenghthening	Weakening
	BRL	BRL
Net exposure in USD	$2,202	(2,202)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of June 30, 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(b)	Interest rate risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$648 (US$168) for the six months ended June 30, 2018. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$180 (US$47) for the six months ended June 30, 2018.

(c)	Inflation risk

Brazil and other countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The inflation rate in Argentina has exceeded projections over the past quarters. As a result, the consumer price index (CPI) currently being used to monitor inflation in Argentina indicate three-year cumulative inflation rates that have increased significantly, also related to the depreciation of the Argentinian Peso. The Company expects, unless current trends reverse significantly, to apply IAS 29 – Financial Reporting in Hyperinflationary Economies for the Argentinian operations in financial statements for reporting periods as from July 1, 2018.

The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

21.	Share-based payments

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.2).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 956,470 share options to key employees, directors and independent contractors. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

(a)	Arrangements previously classified as cash-settled

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has become public and, after that date, holders of the common shares can trade them in the market.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option.

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was remeasured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in Non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706.

For purposes of the statement of cash flows, share based payment transactions are fully reported under operating activities.

The Company did not repurchase shares during the six months period ended June 30, 2017 and 2018.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the period ended June 30, 2017 is set forth in the following table:

	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Term (in years)
			USD
Cash-settled arrangements

Oustanding at December 31, 2016	346,767	US$	16.76	1.3 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(73,710)		43,31
Transfer from cash-settled arragements on April 12nd	(273,057)		(9.59)

Oustanding at June 30, 2017	—	US$	—	0 year

As mentioned before, the Company reclassified the share-based plan from cash-settled to equity-settled after conclusion of the IPO.

(b)	Equity-settled arrangements

During the first semesters of 2017 and 2018, the Company granted 127,500 and 108,000 share options, respectively, under the Plan with a non-market performance condition.

The share option expense has been recognized since the grant date and was fully recognized by October 2017. The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been regarded as equity-settled.

As the Company provides holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

A summary of option activities under the Plan and changes during the period ended June 30, 2017 and 2018 is set forth in the following table:

Equity-settled arrangements	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Term (in years)
			USD
Oustanding at December 31, 2016	23,250		8.10	0.8 year
Granted	127,500		8.10
Exercised	—		—
Forfeited/Cancelled	(22,302)		8.10
Transfer from cash-settled arragements on April 12nd	273,057		9.59

Oustanding at June 30, 2017	401,505	US$	9.11	0.9 year

Oustanding at December 31, 2017	369,620		9.20	0.7 year
Granted	108,000		8.10
Exercised	—		—
Forfeited/Cancelled	(33,912)		8.10

Oustanding at June 30, 2018	443,708	US$	9.02	2.1 years

Vested at June 30, 2017	164,733
Vested at June 30, 2018	405,262

As of June 30, 2018, the Company had remaining unrecognized compensation cost of R$3,103 (US$805), which is expected to be recognized over a weighted average period of 2.1 years.

The Company recognized compensation expenses (income) for both cash and equity-settled arrangements of R$412 (US$107) and R$1,640 (US$425) for the three months ended June 30, 2017 and 2018, respectively.

The Company recognized compensation expense (income) for cash and equity-settled arrangements of R$(13,469) and R$2,145 (US$556) for the six months ended June 30, 2017 and 2018, respectively.

Upon completion of the initial public offering in April 2017, when the Company reclassified the share-based plan from cash-settled to equity-settled, the fair value per common share underlying the Company share options was re-measured to US$18.00 per common share, which was the price of the common shares on the date of its initial public offering. Subsequent to the initial public offering, the cost of equity-settled transactions is determined by the fair value at the grant date (and the Company uses the market price of the publicly traded common shares as an indicator of fair value).

The weighted average fair value of granted options were estimated at US$18.00 and US$16.12 per share at December 31, 2017 and June 30, 2018, respectively.

22.	Income taxes

Income tax expenses for the periods presented are based on the best estimate of the weighted average annual income tax rate expected for the full years.

The Company’s effective tax rate for the three and six months ended June 30, 2018 was 0% (three and six months ended June 30, 2017: 0%).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

23.	Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2017 and June 30, 2018 are listed below:

		Percentage Ownership and Voting Interest
Company	Country of Incorporation	December 31, 2017	June 30, 2018
Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet S.A.	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.17%
NS4 Com Internet S.A.	Mexico	100.00%	100.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	100.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

The Company has the following related party transactions:

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$	12	R$	9	US$	2

		Six months ended in June 30,							Three months ended in June 30,
		2017			2018		2018		2017		2018		USD Total
		BRL			BRL		USD		BRL		BRL		USD
Income statement amounts
Key management personnel compensation
Compensation and short-term benefits	R$		8,251	R$	6,225	US$	1,614	R$	6,290	R$	2,429	US$	630
Share-based payments			393		287		74		(55)		61		16

Total	R$		8,644	R$	6,512	US$	1,688	R$	6,235	R$	2,490	US$	646

Financial expenses
Convertible notes interest			2,069		—		—		503		—		—

24.	Commitments and contingencies

(a)	Litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible, or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements, other than the amount already provided for.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523	U$	3,248
Additions, net of reversal		(37)		2,411		2,000		4,374		1,134
Payments		(77)		(2,051)		—		(2,128)		(552)

As of June 30, 2018	R$	709	R$	1,383	R$	12,677	R$	14,769	U$	3,830

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits are individually significant.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

In September 2017, the Company received a tax assessment amounting to R$89,013 (US$23,085) from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore, no provision has been recognized in relation to this claim.

(b)	Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

		December 31, 2017		June 30, 2018
		BRL		BRL		USD
VAT taxes Brazil (PIS and COFINS) (a)	R$	94,909	R$	98,167	US$	25,460
PIS and COFINS on financial income (a)		2,558		2,924		758
Tax on manufactured products (IPI) (b)		7,489		9,606		2,491
Other		1,958		2,235		580

Total judicial deposits		106,914		112,932		29,289

a)	Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS):

The Company is involved in disputes related to:

i)

Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company’s lawyers estimated chance of losing of this legal dispute remote as of December 31, 2017 and June 30, 2018. Since August of 2017, the Brazilian tax authority has ceased the obligation to make the judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)	A constitutional challenge on the imposition of PIS and COFINS on financial income.

b)	Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

25.	Subsequent events

Debt restructuring

In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco do Brasil S.A. for an aggregate principal amount of R$96.2 million (US$24.9 million). Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from August 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee of 1.2% over the renegotiated value.

In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco do Bradesco S.A. for an aggregate principal amount of R$46.1 million (US$11.96 million). Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from September 2020 to July 2021, with a 12-month grace-period (only principal).

In August 2018, the subsidiary NS2.Com Internet S.A. renegotiated a nonconvertible notes (Debentures) agreement for an aggregate principal amount of R$66.1 million (US$17.14 million). Principal and interest on the loan are payable on a quarterly basis, and the maturity, after renegotiation, changed from March 2020 to September 2021, with a 12-month grace-period (only principal).

Mexico operation deal

The subsidiaries (NS2.Com Internet S.A. and NS5 Participações Ltda.) have signed an agreement with Grupo Sierra Capital, to sell the entirety of its Mexico operations (NS4.Com Internet S.A. and NS4 Servicios de Mexico S.A. de C.V.), which belongs to the reportable International segment, through the sale of all Shares which they represent. This transaction is expected to close in the third quarter of 2018 and is subject to customary (a) closing conditions, and (b) purchase price adjustment mechanisms.

***********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: August 9, 2018